Nicole Brookshire
T: +1 212 479 6157
nbrookshire@cooley.com
October 4, 2021
Eiko Yaoita Pyles
Andrew Blume
Sherry Haywood
Perry Hindin
Office of Manufacturing
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allbirds, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 4, 2021
File No. 333-259188
Ladies and Gentlemen:
On behalf of Allbirds, Inc. (the “Company”), we are providing this letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated September 30, 2021 with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1, as filed on September 27, 2021. The Company is concurrently filing Amendment No. 3 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Registration Statement.
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses
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October 4, 2021

correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Registration Statement.
Amendment No. 2 to Form S-1 Filed September 27, 2021
General, page i
1.We note your response to prior comment one. Please revise your disclosure to remove any references that connect the SPO Framework to the offering. For example, we note the following statements in your prospectus:
•Better Things in a Better Way – applied not only to our products, but to everything we do. “We hope to apply that same ethos to how we approach our initial public offering.”
•The SPO Framework may result in additional costs to us “in connection with this offering.”
•We are “conducting this offering while following the Sustainability Principles and Objectives Framework,” taking into consideration positive ESG outcomes, mitigating negative ESG factors, and being dedicated to meeting a high standard of ESG criteria.
•Just like our values-aligned consumer proposition, we are also excited to help pioneer a framework “for companies going public” where they share with the market their performance against a set of environmental, social, and governance, or ESG criteria.
Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has further revised its disclosure accordingly. Please refer to the Company’s revised disclosure on pages 13, 31, 32, 57, 105, and 148-152 of the Amended Registration Statement.
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October 4, 2021

2.Please revise your disclosure throughout the prospectus to make clear that the SPO Framework consists of ESG criteria that the company seeks to meet and remove any references which articulate your hopes that other issuers will also use the framework to assess their performance against the criteria or in connection with a public offering. For example, we note the section entitled, “The Sustainability Principles and Objectives Framework” where on page 149 you state, “That is why we hope to help pioneer a framework for companies going public where they share with the market their performance against a set of environmental, social, and governance, or ESG criteria, which we call the Sustainability Principles and Objectives Framework, or the SPO Framework,” and on pages 150-152 you characterize the SPO Framework as being “designed to ensure that an issuer” takes into consideration the ESG criteria and does so according to a timeline related to the issuer’s IPO.
Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has further revised its disclosure accordingly. Please refer to the Company’s revised disclosure on pages 31, 32, 57, 105, and 148-152 of the Amended Registration Statement.
3.Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
Response: The Company respectfully acknowledges the Staff's comment and will supplementally provide the Staff with copies of all such written communications. The Company advises the Staff that these communications (the “Prior Communications”) pre-date the Staff’s comment letters dated September 14, 2021, September 23, 2021 and September 30, 2021. As the Staff will note following review of the Prior Communications, the Company intentionally used language in the Prior Communications relating to the concept of the “Sustainable Public Equity
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October 4, 2021

Offering,” including that the Company “hoped to pioneer….a Sustainable Public Equity Offering,” which language was consistent with the Company’s disclosure in the draft registration statements on Form S-1 as confidentially submitted to the Staff on each of June 16, 2021, July 23, 2021 and August 11, 2021. At the time, the Company appreciated the fact that the Company would need to take into account any concerns that the Staff may have around such concept as the Company was not yet through the Staff’s review process. The Company advises the Staff that the investors that received these Prior Communications will receive a copy of the Company’s preliminary prospectus and a link to the Company’s roadshow. The Company affirms to the Staff that its preliminary prospectus and roadshow will not refer to the prior concept of a “Sustainable Public Equity Offering.”
Risk Factors Summary, page 12
4.Please remove your discussion of the Sustainability Principles and Objectives Framework in the first paragraph of this section. In addition, please remove the following statements throughout the prospectus, “The SPO Framework is not defined any federal or state statute or regulation and is not a specific equity offering type under federal or state securities laws. The SPO Framework has not been approved by regulators.”
Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has further revised its disclosure accordingly. Please refer to the Company’s revised disclosure on pages 11, 31, 32, 57, and 148 of the Amended Registration Statement.
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116
t: (617) 937-2300  f: (617) 937-2400  cooley.com

October 4, 2021

5.Please revise your summary risk factor on page 13 and the risk factor on pages 57-58 entitled, “We are subject to risks related to the Sustainability Principles and Objectives Framework and associated disclosures….” to clearly articulate the risks related to the SPO Framework.
Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has further revised its disclosure to further tailor the risk factor to address the risks related to the SPO Framework. Please refer to the Company’s revised disclosure on pages 12, 31, and 32 of the Amended Registration Statement.
The Sustainability Principles and Objectives Framework, page 150
6.We note footnote 4 on page 150, which states that additional information about the SPO Framework, criteria and Advisory Council can be found at http://spo.bsr.org. Please remove reference to this information and the website from your prospectus. In this regard, we note that the information provided on the website still refers to a “Sustainable Public Equity Offering (SPO).” In addition, please consider whether the information presented on this website is appropriate given that the SPO Framework is not a type of offering.
Response: The Company respectfully acknowledges the Staff’s comment. While the Company does not own or control the site referenced in the Staff’s comment, in light of the Staff’s prior comments, the Company has been in ongoing discussions with the Advisory Council and BSR to keep them informed of the developments in the Company’s SPO Framework disclosure in the Amended Registration Statement. As of the date hereof, the site referenced in the Staff’s comment has been updated by BSR to conform with the Company’s SPO Framework disclosure in the Amended Registration Statement. Nevertheless, in light of the Staff’s comments, the Company has revised its disclosure in the Amended Registration Statement to remove the reference to this third-party site. Please refer to the Company’s revised disclosure on page 148 of the Amended Registration Statement.
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116
t: (617) 937-2300  f: (617) 937-2400  cooley.com

October 4, 2021

*	*	*
Please contact me at (212) 479-6157 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Nicole Brookshire

Nicole Brookshire

cc:	Joseph Zwillinger, Co-Chief Executive Officer, Allbirds, Inc.
Timothy Brown, Co-Chief Executive Officer, Allbirds, Inc.
Michael Bufano, Chief Financial Officer, Allbirds, Inc.
Daniel Li, VP, Legal, Allbirds, Inc.
Peter Werner, Cooley LLP
Calise Cheng, Cooley LLP
Katherine Denby, Cooley LLP
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116
t: (617) 937-2300  f: (617) 937-2400  cooley.com